April 8, 2025

Stephen C. Glover
Chief Executive Officer
ZyVersa Therapeutics, Inc.
2200 N. Commerce Parkway, Suite 208
Weston, FL 33326

       Re: ZyVersa Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed April 4, 2025
           File No. 333-286396
Dear Stephen C. Glover:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Faith L. Charles, Esq.